MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS: BELOW AND ELSEWHERE IN THIS ANNUAL REPORT INCLUDES "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT, AND IS SUBJECT TO THE SAFE HARBOR CREATED BY THAT SECTION. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS INCLUDE CHANGES IN GENERAL ECONOMIC CONDITIONS, INDUSTRY TRENDS, CUSTOMER REQUIREMENTS, CUSTOMER CAPITAL EXPENDITURES AND PRODUCT DEVELOPMENTS BY COMPETITORS.

PREFACE
-------

         Radiant Technology Corporation completed its fiscal 1999 year posting a significant loss. This follows four years of high earnings before any extraordinary items. Management attributes the loss to a significant reduction in revenue, increased costs associated with R&D and a $100,000 increase in marketing expense, an increase in reserves against inventory, and a major increase in reserves for accounts receivable due to a likely write off of a major account owed.

SALES
-----

         During the fiscal years ended September 30, 1999, 1998, and 1997, the Company's revenues were derived from sales of the following products:


Gross Sales
-----------
(in thousands)                         1999            1998            1997
                                   ------------    ------------    ------------
                                      $     %         $     %         $     %
                                   --------------------------------------------
Conveyorized Infrared
  Ovens and Furnaces               2,313    70     3,919    84     3,797    86
Field Service & Parts                971    30       767    16       615    14
      Total                        3,284   100     4,686   100     4,412   100


         The Company is engaged in the marketing, design, manufacture and service of highly precision thermal processing systems that are primarily used by manufacturers of electronic componentry. The Company's conveyorized (belt) ovens and furnaces are in demand, worldwide, to meet ever-changing process requirements in the semiconductor packaging, flat panel display, hybrid thick film firing, multichip module, photovoltaic (solar cell) and printed circuit board assembly industries. New and inventive uses of the product line for other applications continue to be discovered.

         The nature and high intensity of the infrared heat produced in the Company's furnaces permits a high rate of heat absorption by the electronic parts processed through them, making them more adaptable to the exacting tolerances and high-speed heating requirements of certain industrial users.

         Operating costs for RTC units are significantly lower than for conventional ovens and furnaces. Since these ovens and furnaces can be brought up to operating temperatures in a shorter time span, operate at a faster conveyor belt speed, require less floor space and use less electric energy.

         To obtain financial growth and stability the Company concentrates on managing the following key elements of its business:

Technological Leadership: The Company is constantly in contact with its customers soliciting their input for both continued product improvement and new product development. The Company encourages customers anticipating new thermal processing requirements to contact it regarding their new opportunities and needs. This past year, this approach has been responsible for the development of three new products.

The Company's new products are:
A conduction furnace for the wafer bump manufacturing step of the growing flip chip assembly market. RTC's new TriBelt(TM) tool incorporates three conveyor belts in series; one for each of the major stages of the wafer bump process. This design provides a more thermally reliable and cost effective process than other equipment being offered for the nitrogen-enhanced environment. It is complimentary to and augments the RTC hydrogen furnaces being offered to customers whose products require this method of production.

A new furnace extending the thermal processing range of RTC equipment from 1000(Degree)C higher to 1300(Degree)C in either a nitrogen or oxygenated environment. Until now customers who required higher temperature furnaces where required to look to other suppliers. Now they can stay with RTC as their preferred and primary vendor.

A furnace incorporating ultra-violet enhanced heating in conjunction with or separated from infrared heating. This was the result of the expression of a high degree of interest in the potential value of UV enhancement by solar cell industry. RTC has orders for three such systems from as many customers. The company expects to sell other units to the industry in the near future; and also finds requests from other customer areas interested in this new technology.

Customer Diversity: Customers from different facets of the electronics industry are sought and maintained. As demand for the various manufacturing elements in the electronics high technology industry shifts, RTC works to position itself to be ready to be immediately responsive to changing market emphasis.

Service: The Company concentrates on providing timely, high quality, responsiveness to its customer base. Most service concerns are handled by Phone, FAX or E-mail immediately. Customer Service Engineers, when needed, are dispatched within the day. Internationally, the Company retains Sales/Service representatives, factory trained, to provide the same level of dedication in placing the concerns and needs of the customer first. Modems are installed in customers equipment, making it possible to analyze and implement customer requests online from Company headquarters.

MARKETS AND PRODUCTS:

         The Company's near infrared processing systems are principally in demand for the following applications:

SemiConductor Packaging: In recent years, flip chip packaging technology has gained widespread acceptance. The first process, called wafer bumping, involves a reflow solder process to form the solder balls on all of the input/output (I/O) pads on the wafer. Because of the extremely small geometries involved, in some instances this process is best accomplished in a hydrogen atmosphere. RTC offers a high temperature furnace for this application, equipped with the hydrogen package, providing a reflow process in a 100% hydrogen atmosphere. For a second process, called "chip joining", RTC offers both a near infrared or forced convection oven. RTC's D-series ovens are well suited for low temperature curing applications such as "under-fill" epoxy or curing epoxy glob tops for chip on board manufacturers.

         For more traditional chip packaging technologies, RTC offers an AG-series furnace designed specifically for the silver-glass die attach process. A critical thermal profile is required to achieve the proper mechanical and thermal properties of the silver-glass material. Other packaging thermal processes such as final lid sealing (metal or glass) and lead frame embed or pin brazing are easily accomplished in RTC's furnaces.

Photovoltaics: For well over a decade, RTC has been the major supplier of sintering furnaces used by photocell manufacturers for firing metallized inks to form the front-side contacts and the back-side fields on the individual solar cells. The product ideally suited for sintering of the metallized inks is our C-series furnace. In recent years, existing RTC customers have been experimenting with using a modified version of our S-series furnace for phosphorus diffusion, which is the first thermal process in the manufacture of solar cells. An extremely precise thermal process is required for phosphorus diffusion as this step ultimately determines the cell's efficiency in generating power when exposed to sunlight.

Flat Panel Display: While the flat panel display market has been primarily in Japan, it is a relatively new market for US equipment manufacturers. RTC has developed, in close cooperation with a flat panel manufacturer, one of the first US built systems for processing large glass panels. The RTC furnace can handle glass panels up to 58 inches wide. In addition to the challenges of achieving uniform heating over the entire panel, there were unique mechanical challenges for handling the large glass panels while loading and unloading the furnace.

Printed Circuit Board: RTC offers both infrared and forced convection heating technology for printed circuit board assembly. These ovens are used for mass reflow soldering of surface mount components to a printed circuit assembly.

Hybrid Thick Film: Hybrid thick film technology involves the firing of various types of "inks" screen printed on ceramic substrates to form conductors and resistors. Precise thermal profiles are required to achieve the desired resistor value, or electrical properties of the conductors. RTC offers furnaces for firing thick film inks in air, and for firing thick film materials in a controlled, inert atmosphere having a low oxygen content.

MARKETING, SALES AND CUSTOMERS

         The Company sells its products throughout the world, primarily to organizations engaged in the manufacture of electronic components and assemblies. Most of its customers are the prominent names associated with the high technology field. RTC maintains factory direct sales in the United States. Internationally the Company is represented through independent sales/service organizations.

         Customers evaluate furnace vendors on their technological leadership resulting in high process yield of material produced. This primary benefit combined with high up time, low meantime between failure, (MTBF) quick reliable service and spare parts response time combine to produce low cost of equipment ownership.

         The Company does not experience a seasonal demand for its product. Rather the demand for product, is dependent on the demand for new manufacturing equipment.

HISTORY AND PROFITS
-------------------

         Radiant Technology Corporation was incorporated in the State of California in 1972.

         Net sales of $3,336,674 decreased $1,349,708 or 29% for the fiscal year ended September 30, 1999. Net sales of $4,696,000 fiscal 1998 increased $274,000 or 6% from the fiscal 1997 level of $4,412,000.

         Fiscal 1999 was a financially disappointing year for the Company. The Company suffered a loss of $475,820 or $.25 per share.

         Cost of Sales were up slightly, due to under absorbed burden. Selling and G & A costs were up, due to planned increases in sales efforts and a doubtful A/R caused by a single customer.

         Interest was booked as income, rather than expense. Borrowing is reserved only for short-term requirements.

         Research and Development costs were increased to a higher rate than prior years. These costs are essential to the Company's long term future. A future that can move very quickly in the high technology field. Three new products were initiated this year and should help with future years income.


Operating Data
--------------
(in thousands)                            Year Ended September 30
                           -----------------------------------------------------
                              1999       1998       1997       1996       1995
                           ---------  ---------  ---------  ---------  ---------
Net Sales                    $3,336     $4,686     $4,412     $4,173     $4,023
Income (loss) from
 Continuing Operations         (476)       416        592        222        (85)
Total Assets                  4,061     $4,063      4,102      2,524      1,775
Long-term  debt                   0          0          0          0          0

Per Share Information
Income(loss) from
 Continuing Operations         (.25)       .22        .32        .18       (.44)
Cash Dividends                    0          0          0          0          0

LIQUIDITY AND CAPITAL RESOURCES

         During 1999, cash decreased by $337,305. The Company anticipates that it has sufficient cash to fund planned sales growth in 2000 without any long term borrowing. There may be occasional periods when short-term borrowing will be accommodated, although little of this type of activity is foreseen. Furthermore, the Company anticipates having sufficient cash to purchase planned capital equipment requirements.

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED SECURITY HOLDER MATTER
-------------------------------------------------------------------------

         The Company's common stock, symbol RTNC, is quoted by the National Quotation Bureau, Inc. ("NQBI") on the "Pink Sheets". The table below sets forth the representative high and low bid prices for the common stock each calendar period indicated. The Quotations represent interdealer prices without adjustments for retail mark-ups, mark-downs or commissions and consequently do not necessarily reflect actual transactions.

         Holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefore and, upon the liquidation, dissolution or winding up of the Company are entitled to share ratably in all net assets available for distribution to such share holders. The Company has never paid any dividends. It is anticipated that all earnings, if any, will be retained for development of working capital to grow the business of the Company and there is no present intention to declare dividends in the foreseeable future.

         SHAREHOLDERS OF RECORD: As of September 30, 1999, the number of recorded holders of the Company's Common Stock was 409.



Stock Price
-----------
                                 HIGH            LOW
                             ------------    -----------
      1999
      1st Quarter            $   1.75        $   .78125
      2nd Quarter                1.03125         .53125
      3rd Quarter                1.125           .40625
      4th Quarter                1.01            .375

      1998
      1st Quarter            $    .25        $   .25
      2nd Quarter                1.00            .25
      3rd Quarter                1.875           .375
      4th Quarter                2.00           1.375


YEAR 2000, Y2K, READINESS DISCLOSURE
------------------------------------

         The Year 2000 issue, Y2K, is the result of older computer programs being written using two digits rather than four digits to define the applicable year. Computer equipment, software and other devices with embedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in the inability of business processes to function correctly in the year 2000 and could have serious adverse effects on companies and entities throughout the world.

RTC has addressed issues related to the impact of the Year 2000 in its products, internal computer systems that handle business and engineering processes, and suppliers. Upgrades to internal critical systems have been completed. All known users of RTC equipment that could experience Y2K anomalies have been contacted. Some have elected equipment up dates, some have not. All major suppliers have warranted Y2K compliance.

Notwithstanding this plan program to make a smooth transition, there can be no assurance that these estimates will prove to be accurate and actual results could differ materially from those currently anticipated. Moreover, the Company could be adversely impacted by the Year 2000 issues faced by customers, vendors, governments and financial service organization with which the company interacts.

The varying definitions of "compliance with Year 2000" and the products by the company in the past may lead to claims whose impact on the company is not currently estimable. The company has product and general liability insurance policies, which provide coverage in the event of certain product failures. We have not purchased Year 2000 specific insurance because the cost is prohibitive and likely of little value. No assurance can be given that the aggregate cost of defending and resolving such claims will not financially adversely affect the company.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


The Board of Directors and Stockholders
Radiant Technology Corporation


We have audited the accompanying balance sheets of Radiant Technology Corporation as of September 30, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radiant Technology Corporation as of September 30, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.


                                             CACCIAMATTA ACCOUNTANCY CORPORATION


Irvine, California
November 29, 1999

                         RADIANT TECHNOLOGY CORPORATION

                                  BALANCE SHEET

                                                          SEPTEMBER 30,
                                                --------------------------------
                                                     1999              1998
                                                --------------    --------------
     ASSETS

CURRENT ASSETS:
  Cash and equivalents                          $   2,384,902     $   2,327,925
  Accounts receivable                                 591,306           565,777
  Inventories                                         433,906           443,607
  Deferred taxes                                      100,000           170,000
                                                --------------    --------------

   Total current assets                             3,510,114         3,507,309

PROPERTY AND EQUIPMENT                                421,801           502,378

DEFERRED TAXES                                         70,000                 -

OTHER                                                  59,164            53,331
                                                --------------    --------------

                                                $   4,061,079     $   4,063,018
                                                ==============    ==============


     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term debt                               $   1,500,000     $   1,000,000
  Accounts payable                                    176,123            61,040
  Accrued expenses                                    236,041           197,884
  Income taxes payable                                      -            38,640
  Customer deposits                                    18,747           159,466
                                                --------------    --------------

    Total current liabilities                       1,930,911         1,457,030
                                                --------------    --------------

COMMITMENTS AND CONTINGENCIES                               -                 -

STOCKHOLDERS' EQUITY:
  Preferred stock                                           -                 -
  Capital stock                                     1,153,108         1,153,108
  Retained earnings                                   977,060         1,452,880
                                                --------------    --------------

    Total stockholders' equity                      2,130,168         2,605,988
                                                --------------    --------------

                                                $   4,061,079     $   4,063,018
                                                ==============    ==============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         RADIANT TECHNOLOGY CORPORATION

                            STATEMENTS OF OPERATIONS

                                                YEAR ENDED SEPTEMBER 30,
                                        ----------------------------------------
                                            1999          1998          1997
                                        ------------  ------------  ------------
NET SALES                               $ 3,336,674   $ 4,686,382   $ 4,412,024

COST OF SALES                             2,283,801     3,038,095     2,859,096
                                        ------------  ------------  ------------

  Gross profit                            1,052,873     1,648,287     1,552,928
                                        ------------  ------------  ------------

OPERATING EXPENSES:
  Selling, general and administrative     1,290,047       976,756       906,379
  Research and development                  282,766       250,964       254,561
                                        ------------  ------------  ------------

  Total operating expenses                1,572,813     1,227,720     1,160,940
                                        ------------  ------------  ------------

  Income/(loss) from operations            (519,940)      420,567       391,988

INTEREST INCOME, NET                         44,120        46,020        41,824
                                        ------------  ------------  ------------

  Income/(loss) before provision
    for income taxes                       (475,820)      466,587       433,812


PROVISION (BENEFIT) FOR INCOME TAXES              -        51,000      (158,000)
                                        ------------  ------------  ------------

NET INCOME/(LOSS)                       $  (475,820)  $   415,587   $   591,812
                                        ============  ============  ============
BASIC EARNINGS PER SHARE:
  Net income/(loss)                     $     (0.25)  $      0.22   $      0.32
                                        ============  ============  ============
DILUTED EARNINGS PER SHARE:
  Net income/(loss)                     $     (0.25)  $      0.18   $      0.32
                                        ============  ============  ============
BASIC NUMBER OF COMMON SHARES
  OUTSTANDING:                            1,895,638     1,875,474     1,867,638
                                        ============  ============  ============
DILUTED NUMBER OF COMMON SHARES
  OUTSTANDING:                            1,895,638     2,277,096     1,867,638
                                        ============  ============  ============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         RADIANT TECHNOLOGY CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

                                    CAPITAL STOCK
                              ------------------------  RETAINED   STOCKHOLDERS'
                                 SHARES      AMOUNT     EARNINGS       EQUITY
                              -----------  -----------  -----------  -----------


BALANCE, SEPTEMBER 30, 1996    1,867,678   $1,143,008   $  445,481   $1,588,489

    Net income                         -            -      591,812      591,812
                              -----------  -----------  -----------  -----------

BALANCE, SEPTEMBER 30, 1997    1,867,678    1,143,008    1,037,293    2,180,301

    Exercise of options           28,000       10,100            -       10,100

    Net income                         -            -      415,587      415,587
                              -----------  -----------  -----------  -----------

BALANCE, SEPTEMBER 30, 1998    1,895,678    1,153,108    1,452,880    2,605,988

    Net loss                           -            -     (475,820)    (475,820)
                              -----------  -----------  -----------  -----------

BALANCE, SEPTEMBER 30, 1999    1,895,678   $1,153,108   $  977,060   $2,130,168
                              ===========  ===========  ===========  ===========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         RADIANT TECHNOLOGY CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                YEAR ENDED SEPTEMBER 30,
                                        ----------------------------------------
                                            1999          1998          1997
                                        ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income/ (loss)                    $  (475,820)  $   415,587   $   591,812
  Adjustments to reconcile net income/
    (loss) to net cash provided by
      operating activities:
    Bad debt expense                        183,807         3,500        17,800
    Depreciation and amortization           195,011       179,539       118,924
    Inventory obsolescence                   40,000        39,000        15,000
  Changes in assets and liabilities:
    (Increase) decrease in:
      Accounts receivable                  (209,336)      187,228       (15,182)
      Inventory                             (30,299)      231,851       (88,612)
      Deferred taxes                              -             -      (170,000)
      Other assets                          (14,549)        8,155        (9,087)
    Increase (decrease) in:
      Accounts payable                      115,083      (107,558)       (6,162)
      Accrued expenses                       38,157      (148,198)       70,084
      Income taxes payable                  (38,640)            -             -
      Customer deposits                    (140,719)     (208,918)      (78,101)
                                        ------------  ------------  ------------

  Net cash provided by/(used in)
    operating activities                   (337,305)      600,186       446,476
                                        ------------  ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                     (105,718)      (99,677)     (239,288)
                                        ------------  ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock                        -        10,100             -
  Borrowing on short-term debt              500,000             -     1,000,000
                                        ------------  ------------  ------------

    Net cash provided by financing
      activities                            500,000        10,100     1,000,000
                                        ------------  ------------  ------------

Net increase in cash and equivalents         56,977       510,609     1,207,188

CASH AND EQUIVALENTS, BEGINNING OF YEAR   2,327,925     1,817,316       610,128
                                        ------------  ------------  ------------

CASH AND EQUIVALENTS,  END OF YEAR      $ 2,384,902   $ 2,327,925   $ 1,817,316
                                        ============  ============  ============

                                                                     (CONTINUED)


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         RADIANT TECHNOLOGY CORPORATION

Supplemental disclosures of cash flow information and non-cash investing and financing activities:

                                            1999          1998          1997
                                        ------------  ------------  ------------

Cash paid during the year for:
       Interest                         $     4,614   $     7,317   $         -
       Income taxes                     $    34,286   $     9,270   $       800


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               SEPTEMBER 30, 1999

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------

      Nature of Operations
      --------------------

      Radiant Technology Corporation (the "Company") is engaged in the manufacturing and marketing of infrared conveyorized ovens and furnaces used primarily by the microelectronics manufacturing industry.

      All of the Company's operations are located in California. Sales to entities located outside the United States are as follows:

                COUNTRIES                   1999          1998          1997
               ------------             ------------  ------------  ------------

               European                 $   640,511   $   605,800   $   819,600
               Middle East                  443,178             -             -
               Pacific Rim                  178,170       847,700       616,900
               NAFTA                         38,963       116,200        52,500
                                        ------------  ------------  ------------
                                        $ 1,300,822   $ 1,569,700   $ 1,489,000
                                        ============  ============  ============

      Revenue recognition
      -------------------

      The Company recognizes revenue from product sales upon shipment or upon completion when the customer requests the unit to be held at the facility for later shipment.

      Cash and cash equivalents
      -------------------------

      For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

      Accounts receivable
      -------------------

      The allowance for doubtful accounts includes management's estimate of the amount expected to be lost on specific accounts and for losses on other unidentified accounts included in accounts receivable. In estimating the allowance component for unidentified losses, management relies on historical experience. The amounts the Company will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowance for doubtful accounts in the accompanying financial statements.

      Inventories
      -----------

      Inventories include material, direct labor and manufacturing overhead and are reported at the lower of cost (determined on the first-in-first-out method) or market. Allowances for slow moving and obsolete inventory are based on management's estimate of the amount considered obsolete based on specific review of inventory items. In estimating the allowance, management relies on its knowledge of the industry as well as its current inventory levels.

------------------------------------------------------------

      Equipment
      ---------

      Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets or over the lesser of the term of the lease or the estimated useful life for leasehold improvements.

      Intangibles
      -----------

      The cost of patents are being amortized using the straight line method over their estimated lives of five years. Amortization expense charged to operations in 1999, 1998 and 1997 was $8,716, $8,737, and $8,695,
      respectively.

      Software development costs
      --------------------------

      The Company capitalizes internal software development costs in accordance with Statement of Financial Accounting Standards No. 86. The capitalization of these costs begins when a product's technological feasibility has been established and ends when the product is available for general release to customers. The Company uses the working model approach to establish technological feasibility. Amortization is computed on an individual product group on the straight-line method over the estimated economic life of the product. Currently, the Company is using an estimated economic life of three years for all capitalized software costs. Amortization expense was $106,550, $63,330, and $45,363 for 1999, 1998, and 1997, respectively. Unamortized cost on capitalized software as of September 30, 1999 and 1998 was $153,237 and $181,332, respectively.

      Customer deposits
      -----------------

      The Company often requires a deposit from customers before commencing work on a furnace. It is the Company's policy to record the deposit as a receivable with a corresponding deferred liability at the time the sales order is written. When the deposit is received, the receivable is relieved.

      Income taxes
      ------------

      Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

------------------------------------------------------------

      Earnings per common share
      -------------------------

      Earnings per common share is computed by dividing reported earnings by the weighted average number of common shares outstanding during the respective periods. Common stock equivalents were excluded from the computation of earnings per share in 1999 and 1997 because the effect of including such equivalents in the computation would have been anti-dilutive.

      Fair value of financial instruments
      -----------------------------------

      The fair value of financial instruments, consisting principally of short-term debt payable is based on interest rates available to the Company and comparison to quoted prices. The fair value of these financial instruments approximates carrying value.

      Stock based compensation
      ------------------------

      The Company accounts for compensation costs related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation costs for stock based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of the grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation costs related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. The Company adopted the provisions of pro forma disclosure requirements of SFAS 123 in fiscal 1997. Options granted to non-employees are recognized at their estimated fair value at the date of grant.

      Use of estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

      Reclassifications
      -----------------

      Certain items in the 1997 and 1998 financial statements have been reclassified to conform with the 1999 presentation.

2.    CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS
------------------------------------------------------------

      The Company, from time to time, has cash deposits at financial institutions in amounts in excess of federally-insured limits. The Company believes that credit risk related to its cash deposits is limited due to the quality of the financial institutions.

      The Company's customers are located in several geographic markets, primarily in the United States, Middle East, Europe and Pacific Rim countries and are concentrated within three industries. To minimize the risk of loss, the Company routinely assesses the financial strength of its customers, and may require a substantial downpayment prior to commencing machine production.


      Net accounts receivable by geographic markets are as follows:


                COUNTRIES                                 1999          1998
               ------------                           ------------  ------------
               European                                    51%           16%
               United States                               28%           52%
               Middle East                                 21%            -
               Pacific Rim                                  -            16%
               NAFTA                                        -            16%
                                                      ------------  ------------
                                                          100%          100%
                                                      ============  ============


      During 1999, 1998 and 1997, the five largest customers represented 52, 53 and 63 percent of revenues, respectively. At September 30, 1999 and 1998 the five largest balances represented 72 and 66 percent, respectively, of total accounts receivable.


3.    ACCOUNTS RECEIVABLE
-------------------------

                                                          1999          1998
                                                      ------------  ------------
          Trade receivables                           $   802,123   $   603,277
          Allowance for doubtful accounts                (210,817)      (37,500)
                                                      ------------  ------------
                                                      $   591,306   $   565,777
                                                      ============  ============

-------------------------------------

      Activity relating to the allowance for doubtful accounts and sales returns is as follows:

                                            1999          1998          1997
                                        ------------  ------------  ------------

          Balance at beginning of year  $    37,500   $    37,500    $   86,000

          Provision                         183,807         3,500        17,800

          Write offs                        (10,490)       (3,500)      (66,300)
                                        ------------  ------------  ------------
          Balance at end of year        $   210,817   $    37,500    $   37,500
                                        ============  ============  ============


4.    INVENTORIES
-----------------

                                                          1999          1998
                                                      ------------  ------------
          Raw materials                               $   358,778   $   461,931
          Work in process                                 183,774        81,676
          Finished goods                                   31,354             -
                                                      ------------  ------------

                                                          573,906       543,607

          Allowance for obsolescence inventories         (140,000)     (100,000)
                                                      ------------  ------------

                                                      $   433,906   $   443,607
                                                      ============  ============


      Activity relating to the allowance for obsolescence inventories is as follows:

                                            1999          1998          1997
                                        ------------  ------------  ------------

          Balance at beginning of year  $   100,000   $   100,000   $   179,000

          Provision                          40,000        39,000        15,000

          Write offs                              -       (39,000)      (94,000)
                                        ------------  ------------  ------------

          Balance at end of year        $   140,000   $   100,000   $   100,000
                                        ============  ============  ============

5.    EQUIPMENT
---------------

                                          LIFE IN
                                           YEARS          1999          1998
                                        ------------  ------------  ------------

          Machinery and equipment            7        $   384,270   $   372,262

          Office furniture and equipment     7             66,371        51,116

          Leasehold improvements             5             53,226        53,226

          Vehicles                           5             15,050        15,050

          Capitalized computer software      3            397,714       319,259
                                                      ------------  ------------
                                                          916,631       810,913
          Less: accumulated depreciation
            and amortization                             (494,830)     (308,535)
                                                      ------------  ------------
                                                      $   421,801   $   502,378
                                                      ============  ============


      Depreciation and amortization expense for 1999, 1998, and 1997 was $186,295, $170,802, and $110,229, respectively.


6.    SHORT-TERM DEBT
---------------------

      The Company's borrowings are at LIBOR plus 2 7/8 percent and due on demand.


7.    ACCRUED EXPENSES
----------------------

                                                          1999          1998
                                                      ------------  ------------

          Payroll and related items                   $    96,173   $    78,916
          Commissions                                      79,100        37,185
          Warranties                                       40,000        40,000
          Other                                            20,768        41,783
                                                      ------------  ------------
                                                      $   236,041   $   197,884
                                                      ============  ============

8.    COMMITMENTS AND CONTINGENCIES
-----------------------------------

      Operating leases
      ----------------

      In November 1996 the Company signed a five year lease on a building in Fullerton, California. Base monthly rent is $10,600 plus common area charges of approximately $3,400 per month. The Company also leases office equipment under operating leases expiring in various years through 2002. Minimum future lease payments under non-cancelable operating leases are:

          Year ending September 30,

                 2000                                     175,968
                 2001                                     175,512
                 2002                                      71,524
                                                      ------------
                                                      $   423,004
                                                      ============

      Rent expense for 1999, 1998 and 1997 was $172,228, $150,090, and $147,200,
      respectively.

      Environmental matters
      ---------------------

      The Company, like others in similar businesses, is subject to federal, state and local environmental laws and regulations. Although Company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulation could require the Company to make unforeseen environmental expenditures.


9.    STOCKHOLDERS' EQUITY
--------------------------

      Preferred stock
      ---------------
      At September 30, 1999 and 1998 there were 5,000,000 authorized shares of preferred stock, of which no shares were issued and outstanding.

      Common stock
      ------------

      The Company has authorized 24,000,000 shares of no par value common stock. At September 30, 1999 and 1998, 1,895,638 shares were issued and outstanding.

--------------------------------------

      EMPLOYEE STOCK OPTIONS
      ----------------------

      Incentive and non-statutory option plan
      ---------------------------------------

      The Company adopted an incentive and non-statutory stock option plan which provides for granting options to key employees and officers. Under the plan, options up to 1,000,000 shares may be granted at a price not less than the fair market value of such shares on the date of the grant, and the maximum term of each option may not exceed ten years. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any stock option must not be less than 110% of the fair market value on the date of the grant and the maximum term may not exceed five years. On January 22, 1998 and April 15, 1999 the Board authorized options to purchase 70,000 and 100,000 shares, respectively. Of these shares, 120,000 have been granted at an exercise price that was at or above the market price on the date of the grant. The options vest between January 5, 2000 and March 22, 2002 and expire three years from the vesting date.

      Non-statutory director options
      ------------------------------

      On September 30, 1996, the Company granted 20,000 non-statutory options to each of three outside board members. The options vested immediately and expire 50% at September 30, 2000 and 50% at September 30, 2001. The option price is $.48 per share, which was equal to the market price at the date of the grant.

      Lawrence McNamee
      ----------------

      On January 1, 1991, the Company and its chairman, Lawrence McNamee, executed a one year employment agreement wherein Mr. McNamee was granted six blocks of options totaling 275,350 options which amounted to 10% of the outstanding shares. The option price varied according to the date of the grant. The employment agreement provided that in the event the Company issued any additional (or repurchased existing) shares of common stock (excluding shares issued or issuable pursuant to Mr. McNamee's employment agreement), the number of options issued to Mr. McNamee should be automatically and proportionately adjusted as to preserve the ratio of ten percent of the outstanding common stock. Under certain conditions, Mr. McNamee may be issued additional options in the amount equal to five percent of the outstanding options and warrants excluding those belonging to Mr. McNamee. The exercise price of any additional options issued would be the fair market value of the stock on the date of grant. This adjustment provision of Mr. McNamee's employment agreement is referred to as the "Adjustment" clause. During the year ended September 30, 1996 Mr. McNamee was granted 167,723 options under this adjustment clause, while 248,715 of the original options expired. Option prices range from $.075 to $.375. In fiscal 1997, all of these options expired.

      Mr. McNamee also holds options to acquire 346,666 shares at $.075 per share issued to him in lieu of salary in 1992. These options have no expiration date.

--------------------------------------

      Stock options (continued)
      -------------------------

      The following table summarizes shares under option, including options both under the Plan and outside the Plan, for the years ended September 30, 1999 and 1998:

                                                         Weighted
                                                         Average
                               Number of      Price      Exercise
                                Shares      Per Share    Price      Exercisable
                             ------------ ------------ ------------ ------------

     September 30, 1997          519,666  $.0625-.48        $0.19      439,666
                             ------------ ------------ ------------ ============

     Granted                      50,000  $0.75             $0.75
     Exercised                   (28,000) $.0625-.48        $0.33
     Canceled                    (45,000) $.3125-.375       $0.36
                             ------------ ------------ ------------

     September 30, 1998          496,666  $.0625-.75        $0.22       446,666
                             ------------ ------------ ------------ ============

     Granted                      70,000  $0.75-1.175       $1.05
     Exercised                         -            -           -
     Canceled                          -            -           -
                             ------------ ------------ ------------

     September 30, 1999          566,666  $.0625-1.175      $0.32       446,666
                             ============ ============ ============ ============


     The following information applies to employee options outstanding at September 30, 1999:

                                                       Weighted
                                                       Average        Weighted
                               Range of                Remaining      Average
                               Exercise    Number of   Contractual    Exercise
                                Prices      Shares     Life (Years)   Price
                             ------------ ------------ ------------ ------------
                                $0.0625       10,000         1         $0.06
                                $0.075       346,666         4         $0.08
                                $0.48         90,000         2         $0.48
                                $0.75         70,000         4         $0.75
                                $1.175        50,000         5         $1.175
                                          ------------              ------------
                                             566,666                   $0.32
                                          ============              ============


      Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting

--------------------------------------

      Stock options (continued)
      -------------------------

      Principles Board Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

      Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, the Company's net income/(loss) and earnings/(loss) per share would have been:

                                                          1999          1998
                                                      ------------  ------------
               Net income/(loss):
                 As reported                          $  (475,820)  $   415,587
                 Pro forma                            $  (507,110)  $   377,821

               Basic earnings per share:
                 As reported                          $     (0.25)  $      0.22
                 Pro forma                            $     (0.27)  $      0.20

               Diluted earnings per share:
                 As reported                          $     (0.25)  $      0.18
                 Pro forma                            $     (0.27)  $      0.17


      These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1996. In addition, potential deferred tax benefits of approximately $12,500, $15,000, and $19,200 in 1999, 1998 and
      1997, respectively, have not been reflected in the pro forma amounts due to the uncertainty of realizing any benefit. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 1998 and 1997:

               Expected life (years)                       4
               Risk-free interest rate                 6.00%
               Volatility                               100%
               Expected dividends                       None

      The weighted fair value of options granted during the years ended September 30, 1999 and 1998 for which the exercise price approximated the market price on the grant date was $.21 and $.58, respectively.

10.   INCOME TAXES
------------------

      Income tax expense (benefit) consisted of the following:

                                            1999          1998          1997
                                        ------------  ------------  ------------

               Current tax expense      $         -   $    51,000   $    12,000

               Deferred tax benefit               -             -      (170,000)
                                        ------------  ------------  ------------

                                        $         -   $    51,000   $  (158,000)
                                        ============  ============  ============


      Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations in 1999, 1998 and 1997 as a result of the following:

                                            1999          1998          1997
                                        ------------  ------------  ------------
      Continuing operations:

         Federal expected tax
           expense (benefit)            $  (167,000)  $   159,000   $   147,000
         State expected tax
           expense (benefit)                (48,000)      44,000         40,000
         Inventory allowance                (40,000)     (25,000)       (32,000)
         Accounts receivable allowance      (42,000)           -        (19,000)
         Moving expense accrual                   -            -        (36,000)
         Depreciation timing differences     20,000       32,000         14,000
         Deferred tax valuation allowance   277,000            -       (170,000)
         Use of NOL carryforwards
           - federal                              -     (159,000)       (88,000)
         Use of NOL carryforwards
           - state                                -            -        (14,000)
                                        ------------  ------------  ------------
                                        $         -   $   51,000    $  (158,000)
                                        ============  ============  ============


      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at September 30, 1999 and 1998 are as follows:

                                                          1999          1998
                                                      ------------  ------------

          Net operating loss carryforwards            $   516,000   $   360,000
          Allowance for slow moving inventories            56,000        34,000
          Allowance for doubtful accounts                  32,000        15,000
          Other                                            (1,000)     (144,000)
                                                      ------------  ------------
          Deferred tax assets                             603,000       265,000

          Less valuation allowance                       (433,000)      (95,000)
                                                      ------------  ------------
          Net deferred tax asset                      $   170,000   $   170,000
                                                      ============  ============

------------------------------

      During 1998 the Company reduced the valuation allowance to reflect the deferred tax assets utilized in fiscal 1998. The recognized deferred tax asset is based upon expected utilization of the net operating loss carryforwards and reversal of certain temporary differences. The ultimate realization of the deferred tax asset will require aggregate taxable income of approximately $1,486,000 in future years.

      At September 30, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes expiring as follows:

                                                        FEDERAL        STATE
                                                      ------------  ------------

                    2002                              $         -   $   209,506
                    2007                                  433,811             -
                    2009                                  620,976             -
                    2014                                  431,356             -
                                                      ------------  ------------
                                                      $ 1,486,143   $   209,506
                                                      ============  ============


      Federal investment credit and other general business credit carryforwards total $35,600 and $105,500, respectively, and expire at various dates through 2003.


11.   BASIC AND DILUTED EARNINGS/(LOSS) PER SHARE
-------------------------------------------------

      The following tables illustrate the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share computations.

                                            1999          1998          1997
                                        ------------  ------------  ------------
      BASIC EARNINGS/(LOSS) PER SHARE:
      --------------------------------

        Numerator
        ---------
          Net income/(loss)             $  (475,820)  $   415,587   $   591,812
                                        ============  ============  ============
        Denominator
        -----------
          Basic weighted average number
            of common shares outstanding
            during the period             1,895,638     1,875,474     1,867,638
                                        ============  ============  ============

      Basic net income/(loss) per share $     (0.25)  $      0.22   $      0.32
                                        ============  ============  ============

                                            1999          1998          1997
                                        ------------  ------------  ------------
      DILUTED EARNINGS/(LOSS) PER SHARE:
      ----------------------------------

        Numerator
        ---------
          Income/(loss)                 $  (475,820)  $   415,587   $   591,812
                                        ============  ============  ============

        Denominator
        -----------
          Weighted average number of
            common shares used in
            basic earnings per share      1,895,638     1,875,474     1,867,638

        Effect of dilutive securities:

          Stock options (1)                       -      401,622              -
                                        ------------  ------------  ------------

          Weighted number of common
            shares and dilutive
            potential common stock
            used in diluted earnings
            per share                     1,895,638    2,277,096      1,867,638
                                        ============  ============  ============


        Diluted earnings/(loss)
          per share                     $     (0.25)  $      0.18   $      0.32
                                        ============  ============  ============

        (1) Stock options were anti-dilutive for the years ended September 30, 1999 and 1997. See Note 10 for stock option activity.


12.   EMPLOYEE BENEFIT PLAN
---------------------------

      The Company's 401(k) plan was re-activated during fiscal 1996. All employees are eligible as long as they are 21 years of age and have completed one year of employment. The plan provides for contributions by the Company in such amounts as management may determine. Contribution expense charged to operations in 1999 was $13,027. No expense was charged to operations in 1998 or 1997.

BOARD OF DIRECTORS
------------------

Lawrence R. McNamee
Chairman of the Board and
Chief Executive Officer

Carson T. Richert
President

Peter D. Bundy
Investor-Consultant

Joseph S. Romance
Consultant

Robert B. Thompson
Investor-Consultant


OFFICERS
--------

Lawrence R. McNamee,
Chairman of the Board and
Chief Executive Officer

Carson T. Richert
President

Raymond G. Kruzek, PhD
Vice President

Marie M. May, CPA
Controller

Mercy Gingrich
Corporate Secretary


AUDITORS
--------

Cacciamatta Accountancy Corporation
2600 Michelson Drive, Suite 490
Irvine, CA   92612


COUNSEL
-------

Oppenheimer, Wolf & Donnelly, LLP
500 Newport Center Drive
Suite 700
Newport Beach, CA   92660


REGISTRAR AND TRANSFER AGENT
----------------------------

U. S. Stock Transfer Corporation
1745 Gardena Avenue
Second Floor
Glendale,  CA  91204


The financial statements and related notes, which appear herein, have been reported to the Securities and Exchange Commission.

A copy of Form 10-K will be made available without charge to beneficial owners of stock, upon your written request to the company at the following address:


RADIANT TECHNOLOGY CORPORATION
SHAREHOLDER RELATIONS
1335  SOUTH ACACIA AVENUE
FULLERTON,  CA   92831

TEL:  (714)  991-0200
FAX:  (714)  991-0600
E-MAIL:  GENERAL@RADIANTTECH.COM